Exhibit 99

July 03, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Sale of shares of HDB Financial Services Limited (“HDBFS”) in its Initial Public Offering (“IPO”)

We refer to our earlier intimations made in relation to the IPO of HDBFS, a subsidiary of the Bank. In this connection, we wish to inform you that the Bank had offered 13,51,35,135 equity shares of face value of Rs. 10 each of HDBFS, in the said IPO, by way of Offer for Sale, at the issue price of Rs. 740 per share.

The details are provided hereunder:

Sr. No.	Particulars of disclosure	Disclosure

1	Name of the target entity, details in brief such as size, turnover etc.;	HDB Financial Services Limited (“HDBFS”) Total revenue of HDBFS during FY 2024-2025: Rs. 16,300.28 crore. Net worth of HDBFS as on March 31, 2025: Rs. 15,819.75 crore.

2	Whether the sale would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being sold? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

The offer for sale will not fall within related party transactions.

The shares were offered by the Bank in the IPO, at the issue price determined through book building process in line with the applicable provisions of SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018.

3	Industry to which the entity being sold belongs	HDBFS is an upper layer Non-Banking Financial Company.

4	Objects and impact of sale	The sale of shares was as part of Offer for Sale by the Bank in the IPO of HDBFS.

5	Brief details of any governmental or regulatory approvals required for the sale

The Draft Red Herring Prospectus (“DRHP”) filed by HDBFS in relation to the IPO was approved by the Securities and Exchange Board of India.

The sale of shares by the Bank in HDBFS by way of offer for sale was approved by the Reserve Bank of India.

6	Indicative time period for completion of the sale	The offer period in relation to the IPO was closed on June 27, 2025. The shares were allotted to investors on June 30, 2025, which were admitted for listing and trading with effect from July 2, 2025.

7	Consideration - whether cash consideration or share swap or any other form and details of the same	The issue price was Rs. 740 per share, which amounts to a gross consideration of Rs. 9999,99,99,900. Post reduction of the customary offer expenses, the Bank has received a net consideration of Rs. 9814,51,63,982, in cash.
8	Cost of sale and/or the price at which the shares are sold

9	Percentage of shareholding / control sold and / or number of shares sold	The Bank sold 13,51,35,135 shares of face value of Rs. 10 each of HDBFS in the IPO, post which the shareholding of the Bank in HDBFS has reduced to 74.19% of its total paid-up equity share capital.

10	Brief background about the entity acquired in terms of products/ line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

HDB Financial Services Limited is a company incorporated on June 4, 2007 under the Companies Act, 1956 and whose registered office is situated at Radhika, 2nd Floor, Law Garden Road, Navrangpura, Ahmedabad 380 009, Gujarat, India. It received certificate of commencement of business on July 31, 2007.

HDBFS is registered a Non-Banking Financial Company with the RBI vide registration No. N.01.00477 dated December 31, 2007. HDBFS is identified as an upper layer Non-Banking Financial Company by the RBI pursuant to a letter (DoR.FIN.S4266/03.10.001/2022-23) dated October 4, 2022.

HDBFS delivers a wide range of solutions through Enterprise Lending, Asset Finance and Consumer Finance.

The turnover of HDBFS during the last 3 years is given below:

FY 2022-23: Rs. 12,402.88 crore

FY 2023-24: Rs. 14,171.12 crore

FY 2024-25: Rs. 16,300.28 crore

Please note that even post the aforesaid sale, HDBFS continues to be a subsidiary company of the Bank. You are requested to take note of the above and arrange to bring this to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight